                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2005

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (f)     2005-06 Third Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

January 20, 2006                                 By:     /s/ Michael D. Manning
                                                    -------------------------------------------------
                                                Name:     Michael D. Manning
                                                Title:    Executive Director
                                                          Capital Markets Division
                                                          Ontario Financing Authority

                              Exhibit Index

Exhibit (f):     2005-06 Third Quarter Ontario Finances

                                                                     EXHIBIT (f)

                                                                     2005-06 Third Quarter Ontario Finances

[ONTARIO LOGO]

ONTARIO FINANCES
2005-06 THIRD QUARTER                      QUARTERLY UPDATE - DECEMBER 31, 2005                        Ministry of Finance
-------------------------------------------------------------------------------------------------------------------

Fiscal Summary
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    2005-06
--------------------------------------------------------------------------------------------------------------------------
                                                                      Actual          Budget        Current*       In-Year
                                                                     2004-05            Plan        Outlook         Change
                                                             -------------------------------------------------------------
Revenue                                                               77,841          81,687         82,132            445
Expense
   Programs                                                           67,009          71,014         71,224            210
   Capital                                                             3,019           2,673          2,706             33
   Interest on Debt                                                    9,368           9,796          9,571           (225)
                                                             -------------------------------------------------------------
Total Expense                                                         79,396          83,483         83,501             18
                                                             -------------------------------------------------------------
Surplus/(Deficit) Before Reserve                                      (1,555)         (1,796)        (1,369)           427
Reserve                                                                   --           1,000          1,000              -
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                                                   (1,555)         (2,796)        (2,369)           427
--------------------------------------------------------------------------------------------------------------------------
*    Third-quarter fiscal forecast as at December 31, 2005.

HIGHLIGHTS

2005-06 IN-YEAR PERFORMANCE

ECONOMIC OUTLOOK
•  Ministry of Finance revised its real GDP growth projection for 2005 up from 2.0 per cent at the time of the
   2005 Ontario Budget to 2.2 per cent in the 2005 Economic Outlook and Fiscal Review.
DEFICIT OUTLOOK AT $2.4 BILLION
•  The 2005-06 deficit outlook is $2,369 million, an improvement of $427 million from that presented in the 2005
   Budget Plan and is unchanged from the fiscal outlook included in the 2005 Economic Outlook and Fiscal
   Review. If the reserve is not required by year-end, the deficit is projected to be $1,369 million.
REVENUE OUTLOOK AT $82.1 BILLION
•  The 2005-06 revenue outlook, at $82,132 million, is up a net $445 million from that presented in the 2005
   Budget Plan and is unchanged from the outlook included in the 2005 Economic Outlook and Fiscal
   Review.
EXPENSE OUTLOOK AT $83.5 BILLION
•  The 2005-06 total expense outlook, at $83,501 million, is up a net $18 million from that presented in the 2005
   Budget Plan and is unchanged from the outlook included in the 2005 Economic Outlook and Fiscal Review.
RESERVE AT $1.0 BILLION
•  The current fiscal outlook maintains a $1.0 billion reserve to protect against unexpected and adverse changes in the economic and fiscal outlook.
--------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
For further information contact                                                               Ce rapport est disponible en français
Communications and Corporate Affairs Branch                                                   Pour plus de rensiegnements contactez
(416) 325-0333                                                                                  Direction des communications et des
Frost Building North, Queen's Park                                                          affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                                   Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/english/finances/2005/index.html

ONTARIO FINANCES                                                                                ECONOMIC AND FISCAL TRENDS
-------------------------------------------------------------------------------------------------------------------

ONTARIO'S ECONOMIC OUTLOOK

[BAR CHART COMPARING REAL GDP GROWTH BETWEEN THE GOVERNMENT'S
 FIGURES FROM THE 2005 BUDGET DOCUMENTS AND PRIVATE SECTOR FORECASTS
 FROM MAY OF 2005 AND JANUARY OF 2006.]

Over the first three quarters of 2005, the
Ontario economy was remarkably resilient in
the face of adverse factors such as higher oil
prices and the appreciation of the Canadian
dollar.

The Ministry of Finance raised its real GDP
growth assumption from 2.0 per cent in the
2005 Budget to 2.2 per cent in the 2005
Economic Outlook and Fiscal Review.

The average private-sector forecast for
Ontario economic growth is currently 2.5 per
cent in 2005, up from 2.3 per cent at the time
of the Budget.

Private-sector forecasts for 2006 and beyond
have weakened since the 2005 Budget,
primarily due to higher oil prices and the stronger Canadian dollar (from 2.9 per cent to 2.5 per cent for 2006, from 3.7 per cent to 3.0 per cent for 2007, and from 3.7 per cent to 3.3 per cent for 2008).

ONTARIO'S FISCAL OUTLOOK

[GRAPH SHOWING ONTARIO'S FISCAL BALANCE ELIMINATING THE DEFICIT FROM
 2003-2004 THROUGH TO PROJECTIONS FOR 2008-2009.]

The government's medium-term fiscal plan,
as outlined in the 2005 Budget, is to eliminate
the deficit no later than 2008-09.  A balanced
budget will be achieved one year earlier, if
the reserve is not required in 2007-08.

The 2005 Economic Outlook and Fiscal
Review reported that the fiscal outlook for
2005-06 is expected to improve from the
2005 Budget deficit projection of $2.8 billion.
The 2005-06 deficit projection is unchanged
from the 2005 Economic Outlook and Fiscal
Review, and is currently forecast at $2.4
billion, or $1.4 billion if the reserve is not
required by year-end.

                                                            2

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

FISCAL PERFORMANCE

REVENUE AT $82.1 BILLION
•  The 2005-06 revenue outlook at $82,132 million is up a net $445 million from that presented in the 2005
   Budget Plan and is unchanged from the outlook included in the 2005 Economic Outlook and Fiscal
   Review. The increase from the 2005 Budget is mainly due to higher revenues from processing 2004
   Personal Income Tax and Corporations Tax returns.
•  The 2005-06 outlook maintains the prudent approach adopted in the 2005 Economic Outlook and Fiscal
   Review.  While economic growth in calendar-year 2005 is stronger than projected in the 2005 Budget and could boost 2005-06 revenues, risks to the outlook remain.  Recent economic forecasts indicate slower growth in calendar-year 2006, which could lower revenues in the last quarter of fiscal-year 2005-06.  In addition, further revenue information will arrive later in fiscal-year 2005-06, notably the finalization of
   2004 tax return processing and 2005 Corporations Tax instalment payments.  Given these risks and uncertainties, the revenue outlook is unchanged from the previous quarter.

EXPENSE AT $83.5 BILLION
•  The 2005-06 total expense outlook, at $83,501 million, is up a net $18 million from the 2005 Budget Plan and is unchanged from the outlook included in the 2005 Economic Outlook and Fiscal Review.  The
   increase from the 2005 Budget, as outlined in the 2005 Economic Outlook and Fiscal Review, is mainly due to an in-year increase of $221 million related to obligations for retirement benefits, $28 million for the
   Forest Sector Strategy, and interest on debt savings of $225 million.

OPERATING EXPENSE
•  The 2005-06 total operating expense outlook, at $80,795 million, is down a net $15 million from the 2005
   Budget Plan and down a net $33 million this quarter.
•  The 2005-06 total program expense outlook, at $71,224 million, is up a net $210 million from the 2005
   Budget Plan and down a net $33 million from the outlook in the 2005 Economic Outlook and Fiscal
   Review.  Ministry program expense changes in the third quarter, and the corresponding offsets, include:
   •   Ministry of the Attorney General: An additional $2 million for the expansion of the Guns and Gangs Task
       Force, fully offset from the Contingency Fund.
   •   Ministry of Children and Youth Services: A net increase of $2 million, due to an increase this quarter of
       $35 million for Children's Aid Societies to address higher-than-planned caseloads, offset from the
       Contingency Fund; and a decrease of $33 million due to the realignment of funding from operating to capital to support the expansion of licenced child care spaces, as part of the Province's Best Start Plan.
       The Best Start initiative is supported by federal Early Learning and Child Care funding.
   •   Ministry of Citizenship and Immigration: An additional $6 million, mainly to enhance the Ministry's capacity to provide support for newcomers and to implement the Canada-Ontario Immigration Agreement signed on November 21, 2005, both fully offset from the Contingency Fund.
   •   Ministry of Community Safety and Correctional Services: An additional $5 million to support the
       Toronto Police Service's offensive against guns and gangs, fully offset from the Contingency Fund.
•  The 2005-06 Interest on Debt expense forecast, at $9,571 million, is down $225 million from the 2005 Budget
   Plan and is unchanged from the 2005 Economic Outlook and Fiscal Review.
--------------------------------------------------------------------------------------------------------------------------

                                                            3

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENSE
•  The 2005-06 capital expense outlook, at $2,706 million, is up a net $33 million from the 2005 Budget Plan and the outlook included in the 2005 Economic Outlook and Fiscal Review. Ministry capital expense changes in the third quarter include:
   •   Ministry of Children and Youth Services: An additional $33 million due to the realignment of funding from operating to capital to support the expansion of licenced child care spaces, as part of the Province's
       Best Start Plan.

RESERVE AT $1.0 BILLION
•  The current 2005-06 fiscal outlook includes a $1.0 billion reserve, unchanged from the 2005 Budget and the 2005 Economic Outlook and Fiscal Review. The reserve is included to protect against unexpected and adverse changes in the economic and fiscal outlook. If the reserve is not required this year, the deficit is projected to be $1.4 billion.

                                                            4

ONTARIO FINANCES                                                                                        FISCAL PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

Statement of Financial Transactions ($ Millions)
                                                                                                                  Current*
                                                                                                       Actual      Outlook
                                                                 2001-02      2002-03     2003-04     2004-05      2005-06
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                           66,534       68,891      68,400      77,841       82,132
Expense
     Programs                                                     53,932       57,204      62,104      67,009       71,224
     Capital**                                                     1,890        1,876       2,175       3,019        2,706
     Interest on Debt                                             10,337        9,694       9,604       9,368        9,571
                                                            --------------------------------------------------------------
Total Expense                                                     66,159       68,774      73,883      79,396       83,501
                                                            --------------------------------------------------------------
Surplus / (Deficit) Before Reserve                                   375          117      (5,483)     (1,555)      (1,369)
Reserve                                                                -            -           -           -        1,000
                                                            --------------------------------------------------------------
Surplus / (Deficit)                                                  375          117      (5,483)     (1,555)      (2,369)
--------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                        132,121      132,647     138,557     140,662      144,024
Accumulated Deficit+                                             132,121      118,705     124,188     125,743      128,112
--------------------------------------------------------------------------------------------------------------------------
*    Third-quarter fiscal forecast as at December 31, 2005.
**   Starting in 2002-03,  major  tangible  capital  assets owned by  Provincial
     ministries  (land,   buildings  and  transportation   infrastructure)   are
     accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by Provincial  ministries will continue to be accounted for as expense in the year of  acquisition  or  construction.  All capital  assets owned by consolidated government  organizations are accounted for on a full accrual basis.
+    Net debt is calculated as the difference between  liabilities and financial assets. The annual change in Net Debt is equal to the Surplus/Deficit  plus the change in tangible capital assets. Accumulated Deficit is calculated as the  difference  between  liabilities  and financial  and tangible  capital assets.  The  annual  change  in the  Accumulated  Deficit  is equal to the
     Surplus/Deficit.

Selected Economic and Fiscal Statistics
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Current*
                                                                                                       Actual      Outlook
                                                                 2001-02      2002-03     2003-04     2004-05      2005-06
--------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices**                  453,701      478,141     493,345     517,407      538,621
($ Millions)
Ontario Population (000s) - July 1                                11,898       12,102      12,260      12,407       12,541

Ontario Revenue as a per cent of GDP                                14.7         14.4        13.9        15.0         15.2
Ontario Revenue Growth (%)                                           0.4          3.5        (0.7)       13.8          5.5

Ontario Total Expense as a per cent of GDP                          14.6         14.4        15.0        15.3         15.5
Ontario Total Expense Growth (%)                                     2.7          4.0         7.4         7.5          5.2

Ontario Total Program Expense as a per cent of GDP                  11.9         12.0        12.6        13.0         13.2
Ontario Total Program Expense Growth (%)                             4.9          6.1         8.6         7.9          6.3

Ontario Interest on Debt as a per cent of Revenue                   15.5         14.1        14.0        12.0         11.7
Ontario Interest on Debt as a per cent of Total Expense             15.6         14.1        13.0        11.8         11.5
Ontario Interest on Debt as a per cent of GDP                        2.3          2.0         1.9         1.8          1.8

Ontario Surplus / (Deficit) as a per cent of GDP                     0.1          0.0        (1.1)       (0.3)        (0.4)

Net Debt per capita ($)                                           11,104       10,961      11,302      11,337       11,484
Net Debt as a per cent of GDP                                       29.1         27.7        28.1        27.2         26.7

Accumulated Deficit per capita ($)                                11,104        9,809      10,130      10,135       10,215
Accumulated Deficit as a per cent of GDP                            29.1         24.8        25.2        24.3         23.8
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2005.
**   Reflects Statistics Canada's Provincial Economic Accounts, 2005.
Sources:  Ontario Ministry of Finance and Statistics Canada.

                                                            5

ONTARIO FINANCES                                                                                      ECONOMIC PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

ONTARIO ECONOMIC GROWTH STEADY
•  Ontario real GDP grew at a 2.8 per cent annual rate in the third quarter (July to September) of 2005.  Growth was led by strong machinery and equipment investment expenditure, solid household spending and a rebound in exports.
STEADY JOB CREATION IN 2005
•  In 2005, Ontario employment increased by 82,600 net new jobs, or 1.3 per cent compared to 2004.  The unemployment rate fell to 6.6 per cent in 2005, its lowest annual level since 2001.
RETAIL SALES GROWING
•  Over the first ten months of 2005, Ontario retail sales were 4.7 per cent higher than the same period in 2004.
INFLATION REMAINS MODERATE
•  The Ontario CPI inflation rate rose to 2.1 per cent (year-to-year) in December from 2.0 per cent in November.
   In 2005, the Ontario CPI inflation rate was 2.2 per cent, up from 1.9 per cent in 2004.
STRONG HOUSING MARKET ACTIVITY
•  Over the first eleven months of 2005, Ontario home resales were just 0.1 per cent lower than the record-setting pace of 2004.  The average price for a resale home was up 7.8 per cent in November from a year earlier.
NON-RESIDENTIAL BUILDING PERMITS STRONGER
•  Over the first eleven months of 2005, the value of Ontario building permits issued for commercial, industrial and institutional construction was 7.3 per cent higher than the same period in 2004.
MANUFACTURING SHIPMENTS AND INTERNATIONAL EXPORTS EDGE UP IN 2005
•  Over the first eleven months of 2005, Ontario shipments were 0.8 per cent higher than the same period in 2004.
•  Over the first eleven months of 2005, Ontario international exports were up 0.3 per cent from the same period in 2004, while imports were up 3.5 per cent.
--------------------------------------------------------------------------------------------------------------------------

                                                            5

ONTARIO FINANCES                                                                              RECENT ECONOMIC DEVELOPMENTS
-------------------------------------------------------------------------------------------------------------------

                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                     Quarterly
                                                       -------------------------------------------------------------------
                                                          2003     2004      04:3     04:4      05:1     05:2      05:3
                                                       -------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
   Real GDP                                  Ontario      1.6       2.7      6.1       2.7      2.1       2.3      2.8
   Nominal GDP                               Ontario      3.2       4.9      7.0       5.6      3.4       4.5      8.3

--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                    Monthly 2005
                                                       -------------------------------------------------------------------
                                                          2004     2005      Aug       Sep      Oct       Nov      Dec
                                                       -------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
   Labour Force (Change in 000s)                          103       75        9         1        24      (23)      (12)
   Employment (Change in 000s)                            108       83        10       17        21        1       (18)
   Unemployment Rate (%)                                  6.8       6.6      6.6       6.4      6.4       6.1      6.2
Household Sector
   Retail Sales                                           3.2       N/A     (1.0)     (1.2)     1.0       N/A      N/A
   Housing Starts (000s)*                                 85.1      N/A      63.5     70.9      61.1     81.5      84.8
   MLS Home Resales**                                     7.0       N/A      10.8      7.3      4.0       3.5      N/A
Manufacturing Shipments                                   7.1       N/A      4.7      (2.0)     2.0      (3.0)     N/A
   Transportation Equipment                               5.2       N/A      8.1      (5.6)     6.4      (5.5)     N/A
Consumer Price Index**                                    1.9       2.2      2.7       3.3      2.5       2.0      2.1
--------------------------------------------------------------------------------------------------------------------------
Sources:  Statistics  Canada,  Ontario Ministry of Finance,  Canada Mortgage and
          Housing   Corporation,   Canadian  Real  Estate   Association   and  Ward's Automotive.
--------------------------------------------------------------------------------------------------------------------------
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
**   Per cent change from a year earlier.
N/A = Data not available.

                                                            7

                                                            8

                                                     ONTARIO FINANCES
                                                     FINANCIAL TABLES

REVENUE
--------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                        2005-06
                                                                                ------------------------------------------
                                                                         Actual       Budget        Current*       In-Year
                                                                        2004-05         Plan         Outlook        Change
TAXATION REVENUE
   Personal Income Tax                                                  19,320         20,026        20,251            225
   Retail Sales Tax                                                     14,855         15,475        15,475              -
   Corporations Tax                                                      9,883          9,248         9,488            240
   Employer Health Tax                                                   3,886          4,033         4,033              -
   Ontario Health Premium                                                1,737          2,422         2,422              -
   Gasoline Tax                                                          2,277          2,308         2,288            (20)
   Fuel Tax                                                                727            733           733              -
   Tobacco Tax                                                           1,453          1,511         1,511              -
   Land Transfer Tax                                                     1,043          1,056         1,056              -
   Electricity Payments-In-Lieu of Taxes                                   511            656           656              -
   Other Taxes                                                             283            258           258              -
                                                                ----------------------------------------------------------
                                                                        55,975         57,726        58,171            445
--------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OF CANADA
   Canada Health Transfer (CHT)**                                        5,640          7,127         7,127              -
   Canada Social Transfer (CST)***                                       2,912          3,311         3,311              -
   CHST Supplements                                                        775            584           584              -
   Social Housing                                                          522            520           520              -
   Infrastructure Programs                                                 209            293           293              -
   Wait Times Reduction Fund                                               242            243           243              -
   Medical Equipment Funds                                                 387            194           194              -
   Other Government of Canada                                            1,195            901           901              -
                                                                ----------------------------------------------------------
                                                                        11,882         13,173        13,173              -
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES
   Ontario Lottery and Gaming Corporation                                1,992          1,941         1,941              -
   Liquor Control Board of Ontario                                       1,147          1,186         1,186              -
   Ontario Power Generation Inc. and Hydro One Inc.                        444            887           887              -
   Other Government Enterprises                                             (5)             5             5              -
                                                                ----------------------------------------------------------
                                                                         3,578          4,019         4,019              -
--------------------------------------------------------------------------------------------------------------------------
OTHER NON-TAX REVENUE
   Reimbursements                                                        1,241          1,319         1,319              -
   Electricity Debt Retirement Charge                                      997          1,018         1,018              -
   Vehicle and Driver Registration Fees                                    976          1,017         1,017              -
   Power Sales                                                             610            961           961              -
   Other Fees and Licences                                                 506            510           510              -
   Liquor Licence Revenue                                                  489            502           502              -
   Net Reduction of Power Purchase Contract Liability                      236            396           396              -
   Sales and Rentals                                                       352            369           369              -
   Royalties                                                               278            236           236              -
   Miscellaneous Other Non-Tax Revenue                                     721            441           441              -
                                                                ----------------------------------------------------------
                                                                         6,406          6,769         6,769              -
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                           77,841         81,687        82,132            445
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2005.
**   Health Reform Fund included in CHT in 2004-05.
***  Includes 2005 Federal Budget additional Early Learning and Child Care revenues of $272 million in 2005-06.

                                                            10

OPERATING EXPENSE
--------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                        2005-06
                                                                                ------------------------------------------
                                                                          Actual       Budget       Current*       In-Year
MINISTRY                                                                 2004-05         Plan        Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                       699           605           605              -
   One-Time and Extraordinary Assistance+                                   458             -             -              -
Attorney General                                                          1,175         1,199         1,201              2
Board of Internal Economy                                                   145           167           167              -
Children and Youth Services                                               2,831         3,196         3,198              2
Citizenship and Immigration**                                                65            76            82              6
Community and Social Services**                                           6,372         6,603         6,603              -
Community Safety and Correctional Services                                1,718         1,753         1,758              5
Culture                                                                     280           275           275              -
Democratic Renewal Secretariat                                                2             4             4              -
Economic Development and Trade**                                             80           448           448              -
Education**                                                              10,565        11,340        11,340              -
   Teachers' Pension Plan (TPP)                                             240           290           290              -
Energy                                                                      142           148           148              -
Environment                                                                 300           314           314              -
Executive Offices                                                            19            19            19              -
Finance - Own Account**                                                   1,049         1,092         1,092              -
   Interest on Debt                                                       9,368         9,796         9,571           (225)
   Community Reinvestment Fund/Ontario Municipal
     Partnership Fund                                                       626           662           662              -
   Community Reinvestment Fund One-Time Transition
     Funding                                                                233             -             -              -
   Power Purchases                                                          840           961           961              -
   Contingency Fund**                                                         -           557           402           (155)
Government Services**                                                       889           663           663              -
   Pension and Other Employee Future Benefits**                             458           514           735            221
Health and Long-Term Care**                                              30,797        32,718        32,718              -
Health Promotion**                                                          198           254           254              -
Intergovernmental Affairs                                                    13             8             9              1
Labour                                                                      129           146           146              -
Municipal Affairs and Housing**                                             701           643           643              -
Natural Resources                                                           484           492           584             92
Northern Development and Mines                                               78           111           116              5
Office of Francophone Affairs                                                 3             4             4              -
Public Infrastructure Renewal**                                              29            51            51              -
Research and Innovation**                                                   191           235           235              -
Secretariat for Aboriginal Affairs                                           19            14            45             31
Tourism**                                                                   146           139           139              -
Training, Colleges and Universities**                                     4,187         4,688         4,688              -
Transportation                                                              848           975           975              -
Year-End Savings                                                              -          (350)         (350)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                                  76,377        80,810        80,795            (15)
--------------------------------------------------------------------------------------------------------------------------
*    Third-quarter fiscal forecast as at December 31, 2005.
**   Preliminary allocations and historical restatements reflecting new ministry structure, pending finalization of restructuring currently underway.
+    One-Time and  Extraordinary  Assistance  refers to spending  above "normal"
     levels due to unforeseen events. In 2004-05, low commodity prices and other unforeseen events resulted in one-time assistance totalling $458 million to producers, including grain and oil seed producers and tobacco producers.

                                                            11

CAPITAL EXPENSE
--------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                        2005-06
                                                                                ------------------------------------------
                                                                        Actual        Budget        Current*       In-Year
MINISTRY                                                               2004-05          Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                      243            271           271              -
Attorney General                                                            34             75            75              -
Children and Youth Services                                                  4            109           142             33
Community and Social Services**                                             20             33            33              -
Community Safety and Correctional Services                                  32             48            48              -
Culture                                                                     64            115           115              -
Economic Development and Trade**                                             5              2             2              -
Education**                                                                 54             10            10              -
Energy                                                                      52             49            49              -
Environment                                                                  7             13            13              -
Finance**                                                                   25              4             4              -
Government Services**                                                        8             12            12              -
Health and Long-Term Care**                                                535            339           339              -
Health Promotion**                                                           -              5             5              -
Municipal Affairs and Housing**                                             34            132           132              -
Natural Resources                                                           79             53            53              -
Northern Development and Mines                                             242            421           264           (157)
Public Infrastructure Renewal**, +                                          43             33            33              -
   Capital Contingency Fund                                                  -            175           117            (58)
Research and Innovation**                                                   71             80            80              -
Secretariat for Aboriginal Affairs                                           2              3             3              -
Tourism**                                                                   65             88            88              -
Training, Colleges and Universities**                                      417            131           131              -
Transportation                                                             983            622           837            215
Year-End Savings                                                             -           (150)         (150)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENSE ++                                                 3,019          2,673         2,706             33
--------------------------------------------------------------------------------------------------------------------------
*    Third-quarter fiscal forecast as at December 31, 2005.
**   Preliminary allocations and historical restatements reflecting new ministry structure, pending finalization of restructuring currently underway.
+    Ministries'  contributions  for investments in Provincially  owned land and buildings  are  recorded  as an  expense  by the  contributing  ministries.
     Starting  in  2002-03  any   resulting   adjustment  to  expense  from  the
     capitalization  and amortization of most of these  Provincially  owned land and buildings is recorded in the Ministry of Public Infrastructure Renewal.
++   Starting in 2002-03,  major  tangible  capital  assets owned by  Provincial
     ministries  (land,   buildings  and  transportation   infrastructure)   are
     accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by Provincial  ministries will continue to be accounted for as expense in the year of  acquisition  or  construction.  All capital  assets owned by consolidated government  organizations are accounted for on a full accrual basis. -----------------------------------------------------------

Schedule of Net Investment in Capital Assets - 2005-06 Current Outlook*
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                              Government
                                                          Land and        Transportation     Organizations'
                                                          Buildings       Infrastructure     Capital Assets          Total
--------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
   Tangible Capital Assets                                   160              1,131                526               1,817
Amortization of Provincially Owned
   Major Tangible Capital Assets                             (84)              (534)              (206)               (824)
--------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT IN CAPITAL ASSETS                              76                597                320                 993
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2005.
Source: Ontario Ministry of Public Infrastructure Renewal.

                                                            12
ONTARIO'S 2005-06 FINANCING PROGRAM
-------------------------------------------------------------------------------------------------------------------

Consolidated Province and Ontario Electricity Financial Corporation
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   2005-06
--------------------------------------------------------------------------------------------------------------------------
                                                                        Actual        Budget       Current*        In-Year
                                                                       2004-05          Plan        Outlook         Change
--------------------------------------------------------------------------------------------------------------------------
Deficit/(Surplus)                                                        1,555         2,796          2,369           (427)
Adjustments for:
   Non-Cash Items Included in Deficit                                   (1,000)        2,309          2,193           (116)
   Amortization of Major Tangible Capital Assets                          (801)         (824)          (824)             -
Acquisition of Major Tangible Capital Assets                             1,388         1,817          1,817              -
Debt Maturities                                                         15,284        20,500         20,238           (262)
Debt Redemptions                                                         1,354           700          1,135            435
Canada Pension Plan Borrowing                                           (1,033)       (1,214)          (996)           218
Increase / (Decrease) in Cash and Cash Equivalents                           -             -           (185)          (185)
Pre-funding for 2005-06                                                  6,244             -              -              -
Decrease / (Increase) in Short-Term Borrowing                              465             -           (975)          (975)
Other Uses / (Sources) of Cash                                           1,386         1,144          2,112            968
--------------------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                            24,842        27,228         26,884           (344)
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2005.

Borrowing Program Status (as at December 31, 2005)
($ Billions)
--------------------------------------------------------------------------------------------------------------------------
                                                            Completed              Remaining                Total
--------------------------------------------------------------------------------------------------------------------------
Province                                                       18.3                    6.2                   24.5
Ontario Electricity Financial Corporation                       1.4                    1.0                    2.4
TOTAL                                                          19.7                    7.2                   26.9
--------------------------------------------------------------------------------------------------------------------------

•  Long-Term Public Borrowing undertaken as at December 31, 2005, was $19.7 billion as follows:

                                          ($ Billions)
------------------------------------- ---------------------
Ontario Savings Bonds                            1.8
Domestic Issues                                 13.6
Global Issues/ US$ Issues                        2.1
Real Return Bonds                                0.7
Euro Medium Term Notes                           1.3
Other                                            0.2
                                      ---------------------
                                                19.7
------------------------------------- ---------------------

•  The $262 million decline in Debt Maturities is mainly due to the Province and investors exercising options to extend the term of four Ontario bond issues.

                                                            13

ONTARIO'S 2005-06 FINANCING PROGRAM
-------------------------------------------------------------------------------------------------------------------

•  The $435 million increase in Debt Redemptions is a result of higher redemptions of Ontario Savings Bonds
   (OSBs) in December 2005.

•  The amount of $218 million of Canada Pension Plan (CPP) borrowing was used to finance the early retirement of less cost-effective debt. This $218 million is unavailable to reduce the Total Long-Term Public
   Borrowing Requirement.

•  The increase in Other Uses/(Sources) of Cash is mainly attributable to projected short-term loans to the
   Ontario Power Authority (OPA) to bridge the timing of their cash flow requirements. This amount is being financed through short-term borrowing.

                                                            14